FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 07, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: May 07, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

May 07, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated May 07, 2004

cc:

AMS Homecare increases Credit Facility by $250,000

VANCOUVER, May 07, 2004 - AMS Homecare Inc. (AHC: tsx-v) (http://www.amshomecare.com)  The company is pleased to report that our current banking facilities with the Royal Bank have been increased by $250,000 dollars.  The company now has a 1.25 million line of credit for inventory and working capital.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.  Alternatively, investors can e-mail their questions directly, or asked to be added to the company's investor e-mail list at AHC@Agoracom.com

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300 plus dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Please View “AMS Homecare” Forum)

E-mail  AHC@agoracom.com